

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 26, 2014

Via E-mail
Mr. Raymond W. Chang
Vice President and General Counsel
NOW Inc.
7402 North Eldridge Parkway
Houston, Texas 77041

> **Re: NOW Inc.**
> **Registration Statement on Form 10-12B**
> **Filed February 26, 2014**
> **File No. 1-36325**

Dear Mr. Chang:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form 10-12B

General

1.   We note your statement in several places in the document that you will provide in subsequent amendments certain information, such as information regarding your compensation programs, the description of indebtedness and terms of your credit facility, and the treatment of outstanding National Oilwell Varco ("NOV") equity awards and stock options. Please file all omitted exhibits and provide other omitted disclosure as soon as possible. We will need adequate time to review and, if necessary, comment upon your disclosure.

Information Statement

Our Competitive Strengths, page 6

2.   We note your disclosure here that you are one of the "global market leaders" in the distribution of MRO products to the energy market. You make similar disclosures regarding your leadership position elsewhere in your information statement, including on pages 7 and 45. Please provide the basis for these statements.

Our Business Strategy, page 7

Questions and Answers about the Separation and the Distribution, page 9

3.   Please add a question and answer discussing the estimated costs you expect to incur in connection with the separation and distribution.

Risks Relating to Our Business, page 21

4.   We note your disclosure on page 24 under the risk factor titled "If steel prices rise..." that you manufacture many of your products from steel. To help the investor assess the magnitude of this risk, please disclose the proportion of overall revenue derived from your sale of products manufactured from steel.

Cautionary Statement Concerning Forward-Looking Statements, page 32

5.   It does not appear appropriate to suggest that the word "will" identifies the uncertainties associated with forward-looking statements. Please revise accordingly.

Management's Discussion and Analysis, page 62

6.   Your MD&A should provide a disclosure of all material trends or uncertainties that have reasonably affected or are likely to impact your operating results. In this regard, please consider supplementing your discussion of rig counts and hydrocarbon prices with a discussion of the trends in steel prices. We note your related disclosure on pages 24, 25, 66, and 79.

Results of Operations, page 66

7.   Please revise and expand your disclosure for each period presented to quantify underlying activities that generated income statement variances. For example, please quantify the year-over-year changes in revenues and costs attributable to the Wilson and CE Franklin acquisitions versus other factors, if material. Your revised disclosure should address causal factors impacting each income statement line item. Please also consider this

comment as it relates to the pro forma analysis beginning on page 70 of your filing. Refer to Item 303(A)(3) of Regulation S-K and related guidance.

8.   Please expand this section to include a discussion of your operating expenses. In this regard, we note the disclosure on page F-4 that you incurred $3.9 billion in cost of revenue during the fiscal year ended December 31, 2013. Describe any significant components of your expenses that are necessary to an understanding of your operating results.

9.   Your discussion under this section should provide enough detail to allow investors to gauge whether your past operating results are indicative of future performance. In this regard, we note your attribution of operating profit percentage gains on page 69 to "synergies realized in the business." Please explain the nature of these synergies.

Pro Forma Results of Operations, page 70

10.   We note that you have provided a supplemental discussion regarding operating results based upon pro forma information. Please expand your disclosure to explain why you believe the presentation of a pro forma discussion is useful and identify any potential risks associated with using such a presentation. In addition, please provide narrative disclosure explaining the adjustments made to calculate the pro forma information presented.

11.   In connection with the preceding comment, we note that you have provided pro forma analysis comparing the fiscal years ended December 31, 2012 and December 31, 2011. However, it appears that an analysis for these periods should be limited to a discussion of pro forma revenue and costs of revenue. Please revise your disclosure accordingly.

Non-GAAP Financial Measures and Reconciliations, page 73

12.   Please revise your disclosure to explain the nature of the "Other costs" that are added to GAAP operating profit as part of the non-GAAP reconciliation presented in your filing. Refer to Item 10(e)(i)(B) of Regulation S-K.

Liquidity and Capital Resources, page 74

13.   Please expand your discussion of capital expenditures to disclose how much you have spent and anticipate spending in 2014 and how you intend to finance such expenditures following your separation from NOV.

14.   You state that "Net cash flows provided by operating activities in 2013 were $317 million, up from $12 million used in 2012 driven by net income of $147 million, a $23 million reduction in receivables as a result of improved collections and a decrease of $158 million in inventory as management actively reduced inventory levels in line with

lower market volumes." Please expand your discussion to better explain the variance in net cash provided by operating activities in 2013 and the net cash used in operating activities in 2012. In this regard, we note that net income in 2012 was $108 million, such that the difference in net income, reduction in receivables and decrease in inventory would not adequately explain the $329 million variance between 2012 and 2013.

15. Once you enter into the credit facility contemplated in the "Description of Indebtedness" section on page 95, please be sure to expand this section to discuss any terms or restrictive covenants that may have a material impact on your ability to fulfill your commitments for capital expenditures.

16. You state on page 75 your belief that "cash on hand, cash generated from operations and amounts available under our credit facilities will be sufficient to fund operations . . ." As it appears you currently intend to secure only one credit facility, please revise this statement.

Certain Relationships and Related-Party Transactions, page 86

Financial Statements of NOW, Inc.

Combined Statements of Income, page F-4

17. Disclosure in your filing regarding your Energy Branches states that you have a team of technical professionals who provide expertise in applied products, and applications, such as artificial lift systems, coatings, electrical products, gas meter runs, and valve actuation. Please tell us whether you offer services to your customers and explain your consideration of the requirement to separately present revenues from the sale of tangible products and revenues from services on the face of your statement of income. Refer to Rules 5-03(b)(1) and 5-03(b)(2) of Regulation S-X.

Note 2 - Summary of Significant Accounting Policies, page F-8

Revenue Recognition, page F-10

18. Please revise to provide revenue recognition policy disclosure tailored to your business. Your revised policy should address your policies with regard to both products and services offered to your customers. With regard to product sales, please address sales from supply stores, sales from your website, and sales from dedicated customer on-site locations. Refer to SAB Topic 13.

Note 9 – Commitments and Contingencies, page F-15

19. You refer here to "the specific case referred to above," but it is not clear to which case you are referring. Please revise your disclosure for clarity.

<u>Note 12 – Business Segments and Primary End-Market, page F-21</u>

20.   We note that you have provided disclosure of revenues by primary end-market (i.e., Energy Branches and Supply Chain locations). Please provide us with your analysis of FASB ASC 280-10-50-40 to explain your basis for grouping multiple products offered to your customers. In this connection, it appears that similar products are offered by both your Energy Branches and Supply Chain locations such as pipe, valves, fittings, tools, and safety supplies.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sandra Eisen at (202) 551-3864 or Ethan Horowitz at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact PJ Hamidi at (202) 551-3421, or, in his absence, the undersigned at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief

cc: J. Eric Johnson
        Locke Lord LLP